SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated January 4, 2006 re. France Telecom withdraws its offer on Telindus.

Paris, January 4, 2006

France Telecom withdraws its offer on Telindus

On December 14 2005, France Telecom had launched a friendly tender offer on Telindus at a price of €15.80 per share; this offer was accompanied by a strong industrial project supported by the Telindus’ founding family. On December 15, 2005, Belgacom decided to increase its initial bid from €13.50 to €16.60 which led to a cooperation agreement between Belgacom and Telindus on December 30, 2005.

France Telecom has decided not to increase its initial bid and to withdraw its offer as the strategic and financial criteria of France Telecom’s industrial project for the acquisition of Telindus are no longer met.

Press Contacts :

+ 33 1 44 44 93 93

Niloudu Castel	nilou.ducastel@francetelecom.com
SébastienAudra	sebastien.audra@francetelecom.com
Bertrand Deronchaine	bertrand.deronchaine@francetelecom.com

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves 130 million clients on five continents (220 countries or territories) as of September 30, 2005 and had consolidated sales of 46.16 billion Euros by IFRS standards in 2004. For the 3rd quarter 2005, consolidated sales were 12.26 billion Euros by IFRS standards. Introduced in June 2005, the transformative NExT program (New Experience in Telecommunications) will permit the Group to pursue its transformation as an integrated operator and to establish it as the operator of reference for new telecommunications services in Europe. By 2008, its customers will have access to a universe of enhanced and simplified communications services notably through the Orange brand.

Number two mobile operator and provider of internet services in Europe and amongst the world leaders in providing telecommunication services to multi-national companies, France Telecom (NYSE:FTE) is listed on the Paris and New York stock exchanges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 5, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information